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                           [Baker Hughes Letterhead]

                                                                   July   , 1998

Dear Stockholder:

     You are cordially invited to attend the Special Meeting of Stockholders of Baker Hughes Incorporated to be held on Monday, August 10, 1998, at 9:00 a.m., Houston time, at the offices of Baker Hughes, 3900 Essex Lane, Suite 210, Houston, Texas.

     At the meeting, you will be asked to consider and vote upon a proposal to issue shares of Baker Hughes common stock in connection with the Merger Agreement between Baker Hughes and Western Atlas Inc. Under the Merger Agreement, a subsidiary of Baker Hughes will be merged with Western Atlas, with Western Atlas surviving as a subsidiary of Baker Hughes. As a result of the merger, each outstanding share of Western Atlas common stock will be converted into shares of Baker Hughes common stock as described in the accompanying Joint Proxy Statement/Prospectus based on the average closing price of Baker Hughes common stock during a specified period prior to the closing date of the merger. If the merger had occurred on July 1, 1998, each share of Western Atlas common stock would have been converted into 2.5816 shares of Baker Hughes common stock. Based on this exchange ratio, former stockholders of Western Atlas would own approximately 45% of the outstanding shares of Baker Hughes common stock after the closing of the merger.

     In connection with the merger, Alton J. Brann, John R. Russell, Joseph T. Casey and Claire W. Gargalli, who are currently directors of Western Atlas, will become directors of Baker Hughes as of the effective date of the merger.

     The Board of Directors of Baker Hughes has carefully reviewed and considered the terms and conditions of the proposed merger. The Board of Directors has received a written opinion from Merrill Lynch & Co. as to the fairness to Baker Hughes, from a financial point of view, of the exchange ratio for the merger. A copy of this opinion is attached as Appendix B to the accompanying Joint Proxy Statement/Prospectus and should be read carefully in its entirety.

     Assuming a quorum is present at the meeting, the affirmative vote of the holders of a majority of the shares of Baker Hughes common stock present in person or represented by proxy and entitled to vote on the matter is required for approval of the issuance of the shares of Baker Hughes common stock pursuant to the Merger Agreement.

     FOR THE REASONS DETAILED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS, THE BOARD OF DIRECTORS OF BAKER HUGHES HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF BAKER HUGHES AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS VOTE FOR APPROVAL OF THE ISSUANCE OF SHARES OF BAKER HUGHES COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

     I urge you to review and consider the accompanying Joint Proxy Statement/Prospectus carefully, which contains a detailed description of the Merger Agreement, the merger and related matters.

     Whether or not you plan to attend the meeting personally, please complete, sign and date the enclosed proxy, and return it as soon as possible in the enclosed postage prepaid envelope. You may revoke your proxy any time prior to its exercise, and you may attend the meeting and vote in person, even if you have previously returned your proxy.

                                            Sincerely,

                                            MAX L. LUKENS
                                            Chairman, President and Chief
                                            Executive Officer
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                           BAKER HUGHES INCORPORATED

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD AUGUST 10, 1998

To the Stockholders of Baker Hughes Incorporated:

     A Special Meeting of the Stockholders of Baker Hughes Incorporated ("Baker Hughes") will be held on August 10, 1998, at 9:00 a.m., Houston time, at the offices of Baker Hughes, 3900 Essex Lane, Suite 210, Houston, Texas, to act upon a proposal to approve the issuance of shares of common stock, par value $1.00 per share, of Baker Hughes ("Baker Hughes Common Stock") in connection with the Agreement and Plan of Merger dated as of May 10, 1998, among Baker Hughes, Baker Hughes Delaware I, Inc., a wholly owned subsidiary of Baker Hughes ("Merger Sub"), and Western Atlas Inc. ("Western Atlas"), pursuant to which Merger Sub will be merged with and into Western Atlas, with Western Atlas surviving as a direct, wholly owned subsidiary of Baker Hughes (the "Merger"), as more fully described in the accompanying Joint Proxy Statement/Prospectus.

     As a result of the Merger, each share of common stock, par value $1.00 per share, of Western Atlas ("Western Atlas Common Stock") issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive shares of Baker Hughes Common Stock based on the average of the per share closing prices of Baker Hughes Common Stock as reported on the New York Stock Exchange, Inc. for the 20 consecutive trading days ending on the fifth trading day prior to the closing date of the Merger, as more fully described in the accompanying Joint Proxy Statement/Prospectus. If the Merger had occurred on July 1, 1998, each share of Western Atlas Common Stock would have been converted into the right to receive 2.5816 shares of Baker Hughes Common Stock.

     In connection with the Merger, Alton J. Brann, John R. Russell, Joseph T. Casey and Claire W. Gargalli, who are currently directors of Western Atlas, will become directors of Baker Hughes as of the effective date of the Merger.

     Only stockholders of record at the close of business on June 17, 1998 are entitled to notice of, and to vote at, the meeting or any reconvened meeting after any adjournment or postponement thereof. A list of those stockholders will be available for examination for proper purposes during ordinary business hours at the offices of Baker Hughes at 3900 Essex Lane, Suite 1200, Houston, Texas 77027, for a period of at least ten days prior to the meeting.

     A Joint Proxy Statement/Prospectus containing a detailed description of the matters to be considered at the meeting accompanies this notice.

     You are invited to attend the meeting in person. Whether or not you plan to attend the meeting personally, please complete, sign and date the enclosed proxy, and return it as soon as possible in the enclosed postage prepaid envelope. You may revoke your proxy any time prior to its exercise, and you may attend the meeting and vote in person, even if you have previously returned your proxy. You may also exercise your proxy by telephone by following the instructions on the enclosed proxy card. The deadline for voting by telephone is 7:00 p.m., Houston time, on August 9, 1998, the day before the meeting, or such later date that is the day before any reconvened meeting after any adjournment or postponement thereof. If you vote by telephone, you still may vote in person or by returning a signed and later-dated proxy, and you may revoke your proxy any time prior to its exercise.

                                            By order of the Board of Directors,

                                            LINDA J. SMITH
                                            Secretary

Houston, Texas
July   , 1998